UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)

                              Protection One, Inc.
                              --------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   74 3663 304
                                   -----------
                                 (CUSIP Number)

                                  Lee P. Wages
                                    President
                              Westar Capital, Inc.
                              818 S. Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-8020

                                    copy to:

                               Richard D. Terrill
                              818 S. Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-6322

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 2, 1999
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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CUSIP NO. 74 3663 304                                        PAGE 2 OF 11 PAGES
--------------------                                       ---------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Westar Capital, Inc.                        48-1092416
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (A)  [ ]
                                                                        (B)  [X]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         NA
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                             [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Kansas
--------------------------------------------------------------------------------
                  7.     SOLE VOTING POWER
  NUMBER OF              0
    SHARES        --------------------------------------------------------------
BENEFICIALLY      8.     SHARED VOTING POWER
  OWNED BY               111,755,134
    EACH          --------------------------------------------------------------
 REPORTING        9.     SOLE DISPOSITIVE POWER
   PERSON                0
    WITH          --------------------------------------------------------------
                  10.    SHARED DISPOSITIVE POWER
                         111,755,134
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                   111,755,134
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     85.07%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------


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--------------------                                       ---------------------
CUSIP NO. 74 3663 304                                         PAGE 3 OF 11 PAGES
--------------------                                       ---------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Western Resources, Inc.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (A)  [ ]
                                                                        (B)  [X]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         NA
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                             [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Kansas
--------------------------------------------------------------------------------
                  7.     SOLE VOTING POWER
  NUMBER OF              0
    SHARES        --------------------------------------------------------------
BENEFICIALLY      8.     SHARED VOTING POWER
  OWNED BY               111,755,134
    EACH          --------------------------------------------------------------
 REPORTING        9.     SOLE DISPOSITIVE POWER
   PERSON                0
    WITH          --------------------------------------------------------------
                  10.    SHARED DISPOSITIVE POWER
                         111,755,134
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                   111,755,134
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     85.07%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------



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--------------------                                       ---------------------
CUSIP NO. 74 3663 304                                         PAGE 4 OF 11 PAGES
--------------------                                       ---------------------

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, Westar Capital, Inc., a Kansas corporation (the "Reporting Person"), hereby amends and supplements its Statement on Schedule 13D originally filed by the Reporting Person on November 24, 1997 (the "Statement"), with respect to the Voting Common Stock, par value $.01 per share (the "Shares") of Protection One, Inc. (the "Issuer"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.


Item 1. Security and Issuer

         No material change.


Item 2. Identity and Background

         A current list of executive officers and directors of the Reporting Person and Western Resources, Inc. ("Western") is attached hereto as Schedule 1 and is incorporated by reference in its entirety to this Item 2.

         (a)-(c); (f) The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Person and Western are set forth in Schedule 1 and incorporated by reference herein.

         (d)-(e) During the last five years, none of the Reporting Persons nor Western, and to the knowledge of the Reporting Persons and Western, none of the persons listed on Exhibit 1 hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii)was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.


Item 3. Source and Amount of Funds or Other Consideration

         No material change.


Item 4. Purpose of Transaction

         Western and the Issuer issued a joint press release (the "Joint Press Release") on December 2, 1999 which stated that Protection One has received from the lenders under its revolving credit facility (the "Lenders")an extension of the covenant waiver until December 17, 1999. The Reporting Person, an unregulated subsidiary of Western, is negotiating with the Lenders to purchase their loans and assume their obligations under the Issuer's revolving credit facility. The Joint Press Release also stated that the Reporting Person and the Issuer are negotiating the terms and conditions of further waivers or amendments to


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--------------------                                       ---------------------
CUSIP NO. 74 3663 304                                         PAGE 5 OF 11 PAGES
--------------------                                       ---------------------


the credit facility. Such negotiations include the Reporting Person's proposals to increase costs of borrowing, change certain financial covenants and reduce the maturity of the facility to March 31, 2000. The Joint Press Release further stated that the Reporting Person has indicated that such waivers or amendments to the credit facility are conditioned upon Protection One selling to the Reporting Person its continental European operations, Compagnie Europeene de Telesecurite (CET), for approximately $140 million in cash and other consideration. As part of the Reporting Person's proposal, Protection One would retain an option to repurchase CET. A copy of the Joint Press Release is attached hereto as Exhibit 1 and is incorporated by reference in its entirety to this Item 4. As of the date of this filing, the Reporting Person, the Lenders and a special committee of the Board of Directors of the Issuer are continuing negotiations with respect to the foregoing matters.

         The Issuer and Western are parties to a Stock Option Agreement dated as of July 30, 1997 which granted Western an option to purchase up to 2,750,238 additional Shares on certain terms. The option terminated on October 31, 1999.


Item 5. Interest in Securities of the Issuer

         (a) To the best knowledge and belief of the Reporting Person, there were 126,944,077 Shares issued and outstanding as of November 10, 1999. The Reporting Person beneficially owns (within the meaning of Rule 13d-3) 111,755,134 Shares, constituting approximately 85.07% of the total amount of issued and outstanding Shares (which is 131,370,309 Shares assuming that 4,426,232 Shares into which Convertible Notes held by the Reporting Person are converted).

         The Issuer and Western are parties to a Stock Option Agreement dated as of July 30, 1997 which granted Western an option to purchase up to 2,750,238 additional Shares on certain terms. The option terminated on October 31, 1999.


Item 6. Contracts, Arrangements,
        Understandings or Relationships
        with Respect to Securities of
        the Issuer

         The response to Item 4 set forth above and the Joint Press Release attached hereto as Exhibit 1 are incorporated by reference in their entirety to this Item 6.


Item 7. Material to Be Filed as Exhibits

         Exhibit 1. Joint Press Release of Western Resources, Inc. and Protection One, Inc., dated December 2, 1999.

--------------------                                       ---------------------
CUSIP NO. 74 3663 304                                         PAGE 6 OF 11 PAGES
--------------------                                       ---------------------

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 15, 1999

                                            WESTAR CAPITAL, INC.


                                            By: /s/ Lee P. Wages
                                               ---------------------------------
                                               Name:  Lee P. Wages
                                               Title: President

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 1999

                                            WESTERN RESOURCES, INC.


                                            By: /s/ Richard D. Terrill
                                               ---------------------------------
                                               Name:  Richard D. Terrill
                                               Title: Executive Vice
                                                      President and
                                                      General Counsel

--------------------                                       ---------------------
CUSIP NO. 74 3663 304                                         PAGE 7 OF 11 PAGES
--------------------                                       ---------------------

                                                                 SCHEDULE 1


                       Executive Officers and Directors of
                       Westar Capital, Inc. ("Westar") and
                       Western Resources, Inc. ("Western")

         All executive officers and directors listed below are United States citizens.

Executive Officers of Westar:

NAME                                             POSITION
ADDRESS
--------------------------------------------------------------------------------
Lee Wages                                   President and Chief Executive
818 South Kansas Avenue                     Officer
Topeka, Kansas 66612
--------------------------------------------------------------------------------
Cynthia S. Couch                            Secretary and Treasurer
818 South Kansas Avenue
Topeka, Kansas 66612
--------------------------------------------------------------------------------
Debra L. Harris                             Assistant Secretary and
818 South Kansas Avenue                     Assistant Treasurer
Topeka, Kansas 66612


Directors of Westar:

NAME                                             POSITION
ADDRESS
--------------------------------------------------------------------------------
Lee Wages                                   Director, Westar
818 South Kansas Avenue                     President and Chief Executive
Topeka, Kansas 66612                        Officer, Westar
                                            Topeka, Kansas
--------------------------------------------------------------------------------
Carl M. Koupal, Jr.                         Director, Westar
818 South Kansas Avenue                     Executive Vice President, Chief
Topeka, Kansas 66612                        Administrative Officer, Western
                                            Topeka, Kansas

--------------------                                       ---------------------
CUSIP NO. 74 3663 304                                         PAGE 8 OF 11 PAGES
--------------------                                       ---------------------

--------------------------------------------------------------------------------
Douglas T. Lake                             Director, Westar
818 South Kansas Avenue                     Executive Vice President, Chief
Topeka, Kansas 66612                        Strategic Officer, Western
                                            Topeka, Kansas

Executive Officers of Western:

NAME                                             POSITION
ADDRESS
--------------------------------------------------------------------------------
David C. Wittig                             President and Chief Executive
818 South Kansas Avenue                     Officer
Topeka, Kansas 66612
--------------------------------------------------------------------------------
Thomas L. Grennan                           Executive Vice President,
818 South Kansas Avenue                     Electric Operations
Topeka, Kansas 66612
--------------------------------------------------------------------------------
Carl M. Koupal, Jr.                         Executive Vice President,
818 South Kansas Avenue                     Chief Administrative Officer
Topeka, Kansas 66612
--------------------------------------------------------------------------------
Douglas T. Lake                             Executive Vice President,
818 South Kansas Avenue                     Chief Strategic Officer
Topeka, Kansas 66612
--------------------------------------------------------------------------------
William B. Moore                            Executive Vice President,
818 South Kansas Avenue                     Chief Financial Officer
Topeka, Kansas 66612
--------------------------------------------------------------------------------
Richard D. Terrill                          Executive Vice President,
818 South Kansas Avenue                     General Counsel and Corporate
Topeka, Kansas 66612                        Secretary

Directors of Western:
--------------------------------------------------------------------------------
David C. Wittig                             Director, Western
818 South Kansas Avenue                     President and Chief Executive
Topeka, Kansas 66612                        Officer, Western

--------------------                                       ---------------------
CUSIP NO. 74 3663 304                                        PAGE 9 OF 11 PAGES
--------------------                                       ---------------------

--------------------------------------------------------------------------------
Frank J. Becker                             Director, Western
4408 Heritage Drive                         President, Becker Investments, Inc.
Lawrence, Kansas 66047                      Lawrence, Kansas
--------------------------------------------------------------------------------
Gene A. Budig                               Director, Western
40 Mercer Street                            President, The American League of
Princeton, New Jersey 08540                 Professional Baseball Clubs
                                            New York, New York
--------------------------------------------------------------------------------
Thomas R. Clevenger                         Director, Western
818 South Kansas Avenue                     Topeka, Kansas
Topeka, Kansas 66612
--------------------------------------------------------------------------------
John C. Dicus                               Director, Western
700 South Kansas Avenue                     Chairman of the Board and Chief
Topeka, Kansas 66612                        Executive Officer, Capitol Federal
                                            Savings and Loan Association
                                            Topeka, Kansas
--------------------------------------------------------------------------------
David H. Hughes                             Director, Western
818 South Kansas Avenue                     Topeka, Kansas
Topeka, Kansas 66612
--------------------------------------------------------------------------------
Russell W. Meyer, Jr.                       Director, Western
One Cesna Boulevard                         Chairman and Chief Executive
Wichita, Kansas 67215                       Officer, Cessna Aircraft Company
                                            Wichita, Kansas
--------------------------------------------------------------------------------
Jane Dresneer Sadaka                        Director, Western
818 South Kansas Avenue                     Topeka, Kansas
Topeka, Kansas 66612
--------------------------------------------------------------------------------
Louis W. Smith                              Director, Western
4801 Rockhill Road                          President and Chief Operating
Kansas City, Missouri                       Officer, Ewing Marion Kauffman
                                            Foundation
                                            Kansas City, Missouri
--------------------------------------------------------------------------------